EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors of
     Alion Science and Technology Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-114935) on Form S-8 of Alion Science and Technology Corporation of our report dated January 31, 2006, relating to the consolidated balance sheets of Alion Science and Technology Corporation as of September 30, 2005 and 2004, and the related consolidated statements of operations, shareholder’s equity (deficit), subject to redemption, and cash flows for each of the years in the three-year period ended September 30, 2005, and the related consolidated financial statement schedule, which report appears in the September 30, 2005 annual report on Form 10-K of Alion Science and Technology Corporation.
/s/ KPMG LLP
Chicago, Illinois
January 31, 2006